OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

BOXX Corp

18160 Cottonwood Rd. #229
Sunriver, OR 97707

www.boxxcorp.com

3401 shares of Commom Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum offering 36,394 shares ($106,998.36)
Minimum offering 3,401 shares ($9,998.94)

Company	BOXX, Corp.
Corporate Address	18160 Cottonwood Rd. #229 Sunriver OR 97707
Description of Business	Electric Scooters, Electric Motors, Consumer Electronics Design and Engineer
Type of Security Offered	Common Stock Equity
Purchase Price of Security Offered	$2.94
Minimum Investment Amount (per investor)	$294.00

BOXX, Corp. (the "Company") is offering up to thirty six thousand three eighty (36,394) shares of its Class A Common Stock on a "best efforts" basis.

The offering may continue until the later of Q3, 2017 (which date may be extended at our option) or the date when all the shares have been sold. The shares will be priced at One Dollar ($2.94) per share during the days of the campaign offering. Our target offering amount is $9,998.94 Thousand Dollars. We will accept investments in excess of the target amount. Specifically, if we reach the target offering amount of $9,998.94 we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Over subscriptions will be allocated on a first come, first served basis.

Perks

+$294.00 — Receive a $294.00 rebate on a BOXX ® scooter purchase

+$2,500 — Receive $500.00 rebate on a BOXX ® scooter purchase

+$10,000 — Receive $1,000.00 rebate on a BOXX ® scooter purchase

+$25,000 — Receive a complimentary BOXX ® (model e) scooter

+$50,000 — Receive a complimentary BOXX ® (model M) scooter

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

BOXX Corp. is committed, as a commercial vehicle brand owner, to offering vehicles and components of superior design, advanced innovation and remarkable efficiency that supersede industry standards. BOXX Corp. develops, designs, engineers and manufactures its own OEM products and proprietary technologies. Innovative BOXX ® scooters, electric motor products and a family of related environmentally friendly urban mobility products offer remarkable value and practicality to the personal customer and business markets worldwide.

Description of the Business,

We design and engineer at our onset producing electric scooters and electric motors designed as a global product for the worlds established scooter vehicle market sector. Our products are distributed internationally by us in batch volumes throughout a network of privately owned multi-national dealerships and retail chain stores. We utilize these dealerships and retail stores to conduct the bulk of our consumer sales. We conduct all of our commercial sales internally. We utilize a supply chain of third party manufactures to manufacture our component products which we design, engineer and develop our IP technologies utilizing there manufacturing resources. These manufactures are our supply chain to produce our components at volume as we place order and of which we then assume delivery of as product inventory and conduct a final assembly only manufacturing operation and packaging of these components into a final product finish for delivery of our products in batch volume orders for distribution throughout our sales network. We have an ongoing liability with our patent portfolio in keeping up todate our intellectual property current and every expanding as we value our technology assets. Our business and products is competitive with established major brands of top scooter manufactures and our name is relatively new to the industry but has been accepted among majors as an emerging industry brand.

The team

Officers and directors

Eric Vaughn Meyers	Founder / CEO / CTO / Product Design

Eric Vaughn Meyers
Eric (Vaughn) Meyers is the principal product designer and design engineer of BOXX 1 Meter Scooter and CEO/CTO founder creator of BOXX Corporation. With over 8 years of multi-disciplinary education, Mr. Vaughn holds degrees over various studies ranging from engineering, business, law, industrial design, product design, philosophy, physics, logic design, computer science, broadcasting and marketing, literature, extending into specialized training and mentor ships. He holds 14 patents and is creator of BOXX Corp IP. Vaughn began a career in Vancouver BC leading him to three time Emmy nominated design work for multiple commercial films and transitioning into product design specialist. Mr. Vaughn prior to BOXX consulted companies in setup and staging, business operations and strategies, branding, sales and marketing, product design, design engineering and technology development practices as a project manager that drives the growth of companies. Born to a Entrepreneurial and successful businessman father, Vaughn is well versed in the creation of developing an sustaining company and product. BOXX, Corp. Positions Held 2009 - Present: - Executive CEO - Executive CTO / CIO - Director: Branding and Marketing - Director: Industrial Product Design - Design Engineer - Project Manager Academic areas of study: - Business: Operations Management, Capital Investment and Corporate Strategies - Product: Industrial Design, Product Development, Branding Marketing, Fine Art Conception - Engineering: Mechanical, Electrical, Architecture, Computer Programming, Manufacturing - Critical Thinking: Literature, Philosophy, Physics, Logic, Economics, Creative, Visualization Awards and Honors: - Awarded Technology Government Grant (but not accepted) - Emmy Nominated Concept Design work. 1999, 2000, 2001 - Awarded 2nd Silicon Valley's Top Business Models - Granted Sole Author 14 International Patents: US, EU, Japan, India, Brazil, China - #48 Top 100 Consumer Products T3 Magazine 2012 - #9 Top 25 Global Products Monocle Magazine 2013 - Gold Spark International Transportation Product Design Award 2014 Publications and Interviews: - Product Features: T3 Magazine, Stuff Magazine, Popular Mechanics (Top 6), Discovery Channel Canada, Tech Toys 360, BBC Gadget Man, Wired Magazine, Fast Company Magazine, GQ Germany Magazine, FHM South Korea Magazine, Wall Street Journal , #7 eBay Top 10 Major Company Scooter Brands (cont.) Education: - 634 college credit hours overall comprised of 3 degrees 4 institutes. - BS 4 year degree 2003: Portland State Arts & Letters: General Sciences - AAS 2 year degree 1996: Lane Community College: Visual Design & Broadcasting - Certificate degree 1998: Vancouver Film School BC Canada: Computer Graphics & Animation - Course Studies 1997: University of Oregon: Physics & Energies Sciences: Solar & Wind Employers: -

BOXX Corporation July 2009 - Present - KrownLab Q3 2008, Q2 2017 - ZIBA Industrial Design Jan 2003 - May 2006 - Applied Progressive Design May 2007 - Feb 2008 - Consultant Product Design June 2006 - July 2009 - Consultant Business Dev June 2006 - July 2009 - Consultant Project Manager June 2006 - July 2009 - Gajdecki Visual Effects Dec 1999 - Jan 2001 - Rainmaker Digital Pictures July 1999 - Dec 1999 - KEZI ABC September 1996 - August 1997 Scholarly & Professional Memberships: - SAE Certified CATIA Automotive Engineer Tier II Countries lived and traveled: - US, Canada, Australia, United Kingdom, New Zealand, South Korea, Dubai, France, Spain, Germany, etc.

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its international multi-country intellectual property portfolio. We currently hold 12 issued design and technology patents and a sum of trademarks throughout the US, EU, Japan, India, Brazil and China.
- **There are several potential competitors who are better positioned than we are to take the majority of the market** We will compete with larger, established scooter brands who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **This is a brand-new company.** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the BOXX is a good idea, that the IP Company will be able to secure the intellectual property rights to the BOXX and that the company will secure the exclusive marketing and manufacture rights to the BOXX from the IP Company, that we will be able to successfully market, manufacture and sell the BOXX, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.** We estimate that we will require at least $1.5 million to commence commercial production of the BOXX. We believe that we will be able to finance the

commercial production of the BOXX through production. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **You can't easily resell the securities.** Valuable assets include intellectual property. We currently hold 12 issued design and technology patents throughout the US, EU, Japan, India, Brazil and China as well as a number of trademarks and as well the BOXX ® product trademark in each country, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is these technology patents that are multi-national and industry wide across the entire two wheeled vehicle platform in addition of our own products and that much of the Company's current value depends on the strength of these patents some of which are also designed to be licensee such as two wheeled electric AWD for scooters industry wide. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to our products and our industry.
- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and our product] has priced the services at a level that allows the company to make a profit and still attract business.
- **Consumer Technology Product Engineering Company Investment Industry Risks** Consumer Technology Product Engineering Industry investments are subject to varying degrees of risk. The yields available from equity investments Consumer Technology Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or services does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's products and services may be adversely affected by the general economic climate, Consumer Products market conditions such as oversupply of related products and services, or a reduction in demand for Technology Engineering and services in the areas in which the Company's products and services are located, competition from other Technology Product and services

suppliers, and the Company's ability to provide adequate consumer products and services. Revenues from the Company's products and services are also affected by such factors such as the costs of production and general regional and national market conditions. Because Consumer Technology Industry investments are relatively illiquid, the Company's ability to vary its Consumer Technology Products and services portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its assets. No assurance can be given that the fair market value of the assets acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Shares is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

- **The Company may experience Significant Returns or Warranty Claims** Which would Damage the Company's Brand, Increase its Costs, and Impair the Company's Ability to Achieve Profitability Currently, the Company's Electric Motor Scooter have been available for purchase by the general public only on a limited basis. As a result, the Company has no meaningful data regarding its performance or maintenance requirements of its products, and no basis on which it can estimate warranty costs. If the Company is subject to significant warranty service requirements or product recalls, potential customers may determine that the Company's Electronic Motor Bikes are unreliable and may choose not to purchase them. Further, significant warranty service requirements will result in increased costs to the Company as a result of the costs of repair or replacement of its product(s) and the cost(s) associated with researching and developing solutions to issues raised by warranty claims. Any significant warranty service requirements or product recalls would increase the Company's costs materially and reduce the value of the Company's Brand significantly.
- **The Company's Exposure to Product Liability Claims Could Harm the Company Seriously** Particularly, if the Company is unable to Obtain Insurance Coverage, or if once Obtained, such Coverage is Inadequate Given the nature of the Company's products, the Company expects that product liability claims will be brought against the Company relating to property damage or personal injury. If product liability claims become substantial, the Company's Brand and reputation would be damaged significantly. The Company may be required to pay substantial damage awards, including punitive damages, as a result of any successful property damage or personal injury claims. Further, because the Company has not begun commercial scale production of its Electric Motor Bike, the Company has not yet obtained product liability insurance. The Company may not be able to obtain coverage at a reasonable cost or in sufficient amounts or scope to protect the Company against losses. If the Company is able to obtain product liability insurance, the Company cannot assure you that such product liability insurance will continue to be available on commercially reasonable terms, or at all. A punitive damage claim, which is generally not covered by insurance, or a claim for uninsured liabilities or in excess of insured liabilities

would have a material adverse effect on the Company's business.

- **Manufacturing** We have Limited Experience in Manufacturing Electric Motor Scooters, and if we are Unable to Manufacture our Products Successfully in Terms of Quality, Timing and Cost, our Ability to Generate Revenues will be Impaired The Company has limited experience manufacturing Electric Motor Scooter. The Company must manufacture its Electric Motor Scooters to meet high quality standards in a cost effective manner. The Company will need to transform its limited production experience into a full-scale production process in a timely and cost efficient manner, including purchasing or leasing additional capital equipment and hiring additional qualified production personnel. The Company cannot assure you that it will be able to successfully manufacture its products at expected volumes. Further, the Company does not intend to begin final assembly of its Electric Motor Scooter until a dealer, or dealers, place an order with the Company. The Company cannot control the timing of dealer submissions of orders and, because of the Company's limited experience in manufacturing Electric Motor Scooters, the Company may have difficulty in producing the Electronic Motor Scooters in a timely manner, and in a volume sufficient to cover the orders the Company may receive. Manufacturing delays may frustrate its dealers and its customers, and this could lead to a negative perception of the Company and its brand. If the Company is unable to successfully manufacture its products, the Company could experience significant delays in the introduction of new products and substantially decrease revenues. We are Entirely Dependent on our BOXX Scooter product lines and accessories for use by consumers, as-well our RPM ELECTRIC MOTORS for commercial brands, and our industry component technologies patents, our Future Revenue Depends On Their Commercial Success. Our future development and growth depends on the commercial success of our BOXX Scooter product lines and component micro businesses units such as our patented electric motors. Our Mobile telematics ride share and product leasing services along with our technology licensing programs, or other services under development, may not achieve widespread market acceptance. We have recently begun to commercially to introduce the extent of services with retailers and private businesses for the services we offer additionally beyond our product lines, and our future growth will depend, in part, on customer and commercial industry acceptance of this service. Failure of our current and planned services to operate as expected could delay or prevent their adoption. If our target customers do not purchase and successfully deploy our planned services, our revenue will not grow significantly and our business, results of operations and financial condition will be seriously harmed. In addition, to the extent we promote any portion of our technology as an industry standard by making it readily available to users for little or no charge, we may not receive revenue that might otherwise have been received by us. The Scooter Market although robust, is for Mobile Devices is Relatively New, and our Business will Suffer if it Does Not Continue to Develop as we Expect The market for personal mobile devices is relatively new. We cannot be certain that a viable technology market exists within the traditional scooter market or private industry fleet services will emerge or be sustainable. If this market does not develop, or develops more slowly than we expect, our business, results of operations and financial condition will be seriously harmed. ANY FAILURE OF OUR BOXX SCOOTER PRODUCT INFRASTRUCTURE COULD LEAD TO SIGNIFICANT COSTS AND DISRPUTIONS WHICH COULD REDUCE OUR REVENUE AND HARM OUR BUSINESS, FINANCIAL RESULTSAND REPUTATION. Our business is dependent on providing our customers with high quality, technologically advanced and efficient scooters and mobile devices with reliable product manufacturing and delivery. To meet these customer requirements, we must protect our supplier infrastructure against damage from: • Human Error; Sabotage, Vandalism; • Physical and Electronic Security Breaches; • Fire, Earthquake, Flood and other Natural Disasters and Similar Events Any Failure of our Supply Chain to Provide Required Manufacture Capacity to us Could Result in Interruptions or our Product Delivery and Customer Services Our operations are dependent upon a production capacity provided by third-party manufacturing suppliers and providers. Any failure of such supply providers to provide the capacity we require may result in a reduction in, or termination of, service to our customers. This failure may be a result of the manufacturing providers or component supplier service providers choosing increased manufacturing that are competitive with our products, failing to comply with manufacturing lead times or terminating their agreements with us or otherwise not entering into relationships with us at all or on terms commercially acceptable to us. If we do not have access to third-party manufacturing and supplier component capacity, we could lose customers or fees charged to such customers, and our business and financial results could suffer. pg. 7 THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST NEW ENTRANTS AND ESTABLISHED COMPANIES WITH GREATER RESOURCES. We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. Many of our current competitors, as well as a number of our potential competitors, have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we do. Some of our current or potential competitors have the financial resources to withstand substantial price competition. Moreover, many of our competitors have more extensive customer bases, broader customer relationships and broader industry alliances that they could use to their advantage in competitive situations, including relationships with many of our potential customers. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. As competition in the Scooter market continues to intensify, new solutions will come to market. We are aware that other companies will in the future focus significant resources on developing and marketing Electric Scooter products and services that will compete with BOXX Corp. technologies. Increased competition could result in: • Price and Revenue Reductions and Lower Profit Margins; • Increased Cost of Manufacturing from Supplier Providers; • Loss of Customers; and • Loss of Market Share Compliance with Environmental and Safety Regulations Could Increase the Company's Production Costs, Delay Introduction of the Company's Products and Substantially Impair the Company's Ability to Generate Revenues and Achieve Profitability The Company must comply with numerous Federal and State Regulations governing environmental and safety factors with respect to motorized bikes and their use. These various governmental regulations generally relate to air, water and noise pollution, as well as motorcycle safety matters. If the Company is unable to obtain the necessary certifications or authorizations required by government standards, or fail to maintain them, the Company's business and future operations would be harmed seriously. Use of Motorcycles and Motorized Bikes in the United States is subject to rigorous regulation by the Environmental Protection Agency ("EPA"), and by State Pollution Control Agencies. Any failure by the Company to comply with applicable environmental requirements of the EPA or State Agencies could subject the Company to administrative or judicially imposed sanctions such as civil penalties, criminal prosecution, injunctions, product recalls or suspension of production. Motorcycles and Motorized Bikes are subject to considerable safety standards and requirements under the provisions of the National Traffic and Motor Vehicle Safety Act and the rules promulgated under this Act by the National Highway Traffic Safety Administration ("NHTSA"). The Company's business and facilities also are subject to regulation under various Federal, State and Local Regulations relat ing to manufacturing operations, occupational safety, environmental protection, hazardous substance control and product advertising and promotion. The Company's failure to comply with any of these regulations in the operation of its business could subject the Company to administrative or legal action resulting in fines or other monetary penalties, or require the Company to change or cease its business. Our Business will Suffer if we are Not Able to Scale our Product(s) Production as Demand Increases We have had only limited deployment of our BOXX Products to date, and we cannot be certain that our products can connect and lead in a substantially larger market of brand name companies customers at high volume production. Our product may not be scalable as expected to customer demand levels while maintaining superior performance and costs. In addition, as customers' technology demand increases, we will need to make additional investments in our research and development and service infrastructure to maintain adequate product advancements, servicing and production rates. We cannot assure you that we will be able to make these investments successfully or at an acceptable cost. Expanding our Production and Upgrading our Products may cause delays or failures in our product manufacturing delivery. As a result, in the future our production capacity may be unable to achieve or maintain a sufficiently high volume capacity. Our failure to achieve or maintain high volume production capacity could significantly reduce demand for our products, reducing our revenue and causing our business and financial results to suffer.

- **Business Competitions** Our Business will Suffer if we Do Not Respond to Technological Advances and Changes The market for Scooters as s mobile communications hub is likely to be characterized by rapid technological change, frequent new product and service introductions and changes in customer lifestyle requirements. We may be unable to respond quickly or effectively to these developments. If competitors introduce products, services or technologies that are better than ours or t hat gain greater market acceptance, or if new industry standards emerge, our BOXX Products technology may become obsolete, which would materially and adversely affect our business, results of operations and financial condition. In developing our BOXX Scooter technologies and component services, we have made, and will continue to make, assumptions about the standards that our customers and competitors may adopt. If the standards adopted are different from those which we may now or in the future promote or support, market acceptance of our BOXX Scooter products may be significantly reduced or delayed and our business will be seriously harmed. In addition, the introduction of services or products incorporating new technologies and the emergence of new industry standards could render our existing services or products obsolete. We Face Risks Associated with International Operators that could Harm our Business To be successful, we believe we must expand our international operations. Therefore, we expect to commit significant resources to expand our international sales and marketing activities. However, we may not be able to develop or increase market demand for our BOXX Scooter products and technology service which may harm our business. We may be subject to a number of risks associated with international business activities which may increase our costs, lengthen our sales cycle and require significant management attention. These risks include: • Increased expenses associated with marketing products and services in foreign countries; • General economic conditions in international markets; • Currency exchange rate fluctuations; • Unexpected changes in regulatory requirements resulting in unanticipated costs and delays; • Tariffs, export controls and other trade barriers; • Longer accounts receivable payment cycles and difficulties in collecting accounts receivable; and • Potentially adverse tax consequences, including restrictions on the repatriation of earnings; The Company is a Development Stage Business, and all Risks Associated with an Early Stage Company BOXX, Corp. commenced operations in July of 2009 as a private registered entity, and then incorporated as a Delaware Stock Issuing Corporation in May of 2015. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that BOXX, Corp. will operate profitably. The Offering will be Conducted on a Best Efforts Basis, there can be No Assurance that the Company can Raise the Capital it Needs The 9% Convertible Preferred Stock Shares are being offered by the Company on a "Best Efforts" basis with no minimum and without the benefit of a Placement Agent. The Company can provide no assurance that this Offering will be completely sold out . If less than the maximum proceeds are available, the Company's business plans and prospects for the current fiscal year could be adversely affected. Given that there is no minimum offering amount, and that the Company needs at least $1,000,000 to continue operations for the next twelve months, investors bear the complete risk of losing their entire investment if the Company is unable to raise enough proceeds from this Offering to continue operations. If the Company is not able to raise the entire $10,000,000, the Company will have to limit or eliminate important expenditure, such as the purchase of certain materials and supplies, and the hiring of essential labor, lease space costs, and marking activities, all of which will hinder the Company's ability to gener ate significant revenues and cause a delay in the implementation of the Company's business plan. Moreover, the less money that the Company is able to rais e through this Offering, the more risk that Investors may lose their entire investment. The Company has not made any arrangements to place funds raised in this Offering in an escrow, trust or similar account. Any investor who purchases securities in this Offering will have no assurance that other purchasers will invest in this Offering. Accordingly, if the Company should file for bankruptcy protection or a petition for insolvency bankruptcy is filed by creditors against the Company, Investor funds may become part of the bankruptcy estate and administered according to the bankruptcy laws. The Markets in which we Operate are Highly Competitive and we May be Unable to Compete Successfully Against New Entrants and Established Companies with Greater Resources We compete in markets that are new and existing, intensely competitive, highly fragmented and rapidly changing. We expect to experience increased competition. Many of our competitors, as well as a number of potential competitors, have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we do. Some of our current or potential competitors have the financial resources to withstand substantial price competition. Moreover, many of our competitors have more extensive customer bases, broader customer relationships and broader industry alliances that they could use to their advantage in competitive situations, including relationships with many of our potential customers. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Some of our current or potential competitors may bundle services with other software or hardware in a manner that may discourage consumers from purchasing any products or services we offer. As competition in the global scooter market continues to intensify, new solutions will come to market. We are aware of other companies that are focusing, or may in the future focus significant resources on developing and marketing products and services that will complete with our products and services. We also believe we may face competition from other providers of competing Component Product Technologies, which could result in: • Price and revenue reductions and lower profit margins; • Increased cost of service from telecommunications providers; • Loss of customers; and • Loss of market share. Any one of these could materially and adversely affect our business, financial condition and results of operations. We Could Incur Substantial Costs Defending our Intellectual Property from

Infringement or a Claim of Infringement Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, sue or sell our service. As a result, we may be found on the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed. Companies in the Internet Market are increasingly brining suits alleging infringement of the proprietary rights, particularly patent rights. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. Intellectual property litigation or claims could force us to do one or more of the following. • Cease selling, incorporating or using products or services that incorporate the challenged intellectual property; • Obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms; and • Redesign products or services If we are forced to take any of the foregoing actions, our business may be seriously harmed. We may not carry adequate insurance to cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. The Company success is highly dependent on our founder and Chief Executive Officer. In the early stages of development the Company's business will be significantly dependent on the Company's founder. The Company's success will be particularly dependent upon the services of Mr. Eric Vaughn Meyers, the Company's Creator Founder, Product Design Engineer, Marketing Branding, Chief Executive Officer and Chairman of the Company's Board of Directors. We have not obtained any "key man" insurance for Mr. Vaughn Meyers.

- **Financial Resources** The Company Could Potentially Face Risks Associated with Borrowing Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition. Unanticipated Obstacles to Execution of the Business Plan The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors.

Management reserves the right to make significant modifications to the Company's stated strategies depending on future events. Management Discretion as to Use of Proceeds The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of t he foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend. Control by Management As of April 14th, 2016 the Company's Managers owned approximately 80.00% of the Company's outstanding Common Stock Shares and 0% of the Company's Preferred Stock Shares. Upon completion of this Offering, The Company's Management will own approximately 80.00% of the outstanding Common Stock Shares of the Company and 0% of the outstanding Preferred Stock Shares of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section. Return of Profits The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future. No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that s ecrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with ot her investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others. The Company's Continuing as a Going Concern Depends Upon Financing If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital. Broker -

Dealer Sales of Shares The Company's Preferred Stock Shares and Common Stock Shares are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders. No assurance can be given that the Preferred Stock or Common Stock Shares of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Company's Officers deem it necessary. As a result, the Company's Preferred Stock Shares and Common Stock Shares are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their Shares in the secondary market. Secondary Market Prior to this offering, there has been no public market for the Company's Preferred Stock. The Company's Preferred Stock will not be listed on any regulated securities exchange. There can be no assurance that an active trading market for the Company's Preferred Stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market price and liquidity of the Company's Preferred Stock may be adversely affected. No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses. Unavailability of Rule 144 for Resales The Company may be regarded under Rule 12b-2 of the Securities Exchange Act of 1934 as a shell company. Shareholders who hold shares which are not subject to a registration statement under the Securities Act often rely upon Rule 144 for their resale. Rule 144 is not available for the resale of securities initially issued by either reporting or non-reporting shell companies (other than a business combination related shell company) or an issuer that has been, at any time previously, a reporting or non-reporting shell company, unless the issuer meets specified conditions. A security holder may resell securities pursuant to Rule 144's Safe Harbor if the foll owing conditions are met: 1) The Issuer of Securities that was formerly a reporting or non-reporting company has ceased to be a shell; 2) The Issuer of the Securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; 3) The Issuer of the Securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and 4) At least one year has elapsed from the time the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company. The Company's Preferred Stock is Equity and is Subordinate to all of our Existing and Future Indebtedness; our ability to Declare Annual Dividends on the Preferred Stock may be Limited The Company's Preferred Stock Shares are equity interest in the Company and do not constitute indebtedness. As such, the Preferred Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would be customarily be payable on specified due dates, in the case of preferred stock, like the Preferred Stock being offering through this Offering, (1) dividends are payable only when, as and if authorized and declared by the Company's Board of Directors and (2) as an early stage company, our ability to declare and pay dividends is subject to the Company's ability to earn net income and to meet certain financial regulatory requirements. Dividends on the Company's Preferred Stock is Cumulative Dividends on the Company's Preferred Stock is Cumulative. If the Company's Board of Directors does not authorize and declare a dividend for any dividend period, holder of the Company's Preferred Stock will not be entitled to receive a dividend cash payment for such period, and such undeclared dividend will accrue and become payable at a later dividend payment date. The Company's Board of Directors may determine that it would be in the Company's best interest to pay less than the full amount of the stat ed dividend on our Preferred Stock, at which time the undeclared portion of the dividend will accrue and become payable at a later dividend payment date. Factors that would be considered by the Company's Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our Board of Directors may deem relevant. Certain Factors Related to Our Common Stock Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market. The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets. The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value. There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Motorcycle and Motorized Bike Industries, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price. Compliance with Securities Laws The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Delaware Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers. Offering Price The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria. NOTICE REGARDING AGREEMENT TO ARBITRATE THIS OFFERING MEMORANDUM REQUIRES THAT ALL INVESTORS ARBITRATE ANY DISPUTE ARISING OUT OF THEIR

INVESTMENT IN THE COMPANY. ALL INVESTORS FURTHER AGREE THAT THE ARBITRATION WILL BE BINDING AND HELD IN THE STATE OF CALIFORNIA, IN THE COUNTY OF LOS ANGELES. EACH INVESTOR ALSO AGREES TO WAIVE ANY RIGHTS TO A JURY TRIAL. OUT OF STATE ARBITRATION MAY FORCE AN INVESTOR TO ACCEPT A LESS FAVORABLE SETTLEMENT FOR DISPUTES. OUT OF STATE ARBITRATION MAY ALSO COST AN INVESTOR MORE TO ARBITRATE A SETTLEMENT OF A DISPUTE.

- **Projections: Forward Looking Information** Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results o f operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Eric Vaughn Meyers, 100.0% ownership, Common Shares

Classes of securities

- Common Stock: 6,800,000

  Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

  Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders.

The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the common stock maybe restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up,holders of common stock are entitled to share in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and the Delaware Corporations Code, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

- Prefferred Stock: 0

Voting Rights. The holders of the preferred stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

The Board of Directors (or any committee to which it may duly delegate the authority granted in this Article Fourth) is hereby expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in on or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof to the fullest extent now or hereafter permitted by the laws of the State of Delaware, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors (or such committee thereof) providing for the issuance of such class or series. Without limiting the generality of the grant of authority contained in the preceding sentence, the Board of Directors (or any committee to which it may duly delegate the authority granted in this Article Fourth) is authorized to determine any or all of the following, and the shares of each series may vary from the shares of any other series in any of all of the following respects.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of preferred stock are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders.

The payment of dividends on the preferred stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the common stock maybe restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up,holders of preferred stock are entitled to share in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of preferred stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the stock. When issued in accordance with our certificate of incorporation and the Delaware Corporations Code, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a Minority Holder

As a minority holder of non-voting common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuance of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the purchase of inventory Q4 2017 and building delivery of product, which we anticipate occurring in Q4 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 3 years without revenue generation.

This capital raise (PhaseII) intends to establish our product production asset that we may produce and delivery our products at a starting capacity of 100 - 200 units per month and is designed to be expandable. This starting production asset includes 16 staff workers to meet capacity requirements. Our operations will center around the operation of this production output.

Additionally our operations will extend into active sales once order requests backlogs are full filled and move into Phase III cash positive operations.

Financial Milestones

The company is ready to finalize product production development and acquire product part inventory for final assembly to ready for delivery and further sales beginning revenue operations profit. The company currently has no losses. Management currently forecasts 2019 revenue of $20+ million, respectively, and believes the company will generate positive net profitability beginning in 2019.

Our company website ranks 1.8M in website placement of the worlds approximately. 1 billion websites thus we see a lot of traffic and have experienced sales show web traffics of 95M during over the course of six months from around the globe.

This has resulted in us experiencing a high demand of consumer sales inquiry and dealer partnerships to distribute and sell our products globally. We are ranked among the top major brand players already while being a new market player. Realizing just twenty five percent of our sales inquiries to delivery fulfills our production capacity for the first 3 years of operations and we expect this demand to increase further once we begin production and deliveries.

We intend having established our production asset to be in a cash positive self growth further funding scenario. Additionally for further financing as and if needed we intend first to look to bank loans, lines of credit and factoring of which we currently have slated lines of production credit summing to four million on ninety day receivables of orders. Further more, we intent to look for an industry partner of mutual business interest for partnership and have allocated preferred stock for such a potential business financial partner.

Our financial gravitation is for cash positive self sustained profibility on the establishment of this starting production capacity and initial product inventory aquisition to conducting our business.

Liquidity and Capital Resources

The company is currently operating no losses and requires new capital to initialize its product production asset and acquire inventory for sales and deliveries beginning profit business operations. If the company is successful in this offering we move into profitable revenue based operations. If we find the necessity to expand production capacity or expand operations to accommodate production demand at a faster rate than profitability of organic growth dictates, the company may continue to raise capital under crowdfunding offerings, equity or debt issuance, bank loans, credit lines or any other method available to the company.

If the company raises the minium of this offering it intends to further and continue to make the effort to raise further capital viable for another month. If the company were to raise 100K we intend to operate six to nine months additionally to increase operations to raise to a 1M capital sum at which with the successful raise of 1M in capital, the company intends to develope its initial production capacity asset, acquire first batch of product inventory for sales and achieve revenue based continued growth through product production and sales. At this juncture we could further employ a factoring firm credit line having production in place to resource a larger volume of product to carry additional revenue to offset our 1.5M production capital outline.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$19,992,200.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

We are seeking to raise a minimum of $9,998.94 (target amount) and up to $106,998.36 (over-allotment amount) in this offering through Regulation Crowdfunding.

If we manage to raise our over-allotment amount of $106,998.36, we believe the amount will last us approximately 6-9 months and plan to use the net proceeds of approximately $95,578.46 over the course of that time as follows:

	Offering Amount Sold	Offering Max Sold
Total Proceeds:	$9,998.94	$106,998.36
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$599.94	$6419.90

Professional Fees	$0	$5,000
Net Proceeds	$9,399.00	$95,578.46
Use of Net Proceeds:		
Operations	$3,133.00	$31,859.49
Engineering	$3,133.00	$31,859.49
Production Inventory	$3,133.00	$31,859.48
Total Use of Net Proceeds	$9,399.00	$95,578.46

If we manage to raise our over-allotment amount of $106,998.36, we intend to raise our maximum offering amount to $1,069,998.30 which we believe the amount will last us 3 years and plan to use the net proceeds of approximately $950,000 over the course of that time.

Gross proceeds less StartEngine fees, regardless of amount raised, will be utilized equally in thirds across three departments for operations, development of product, and production product.

Specifically, we are opening our Phase II production asset and sales plan. We will be investing in the purchasing of batch volume manufactured product inventory for sales and delivery. This intends to begin our company's profitable operations opening revenues and should complete any capital raises having commenced production.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website under the home menu labeled "Corporate" and the drop down list "Annual reports". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BOXX Corp

[See attached]

I, Eric Vaughn Meyers, the CEO and Principal of BOXX Corp., hereby certify that the financial statements of BOXX Corp. and notes thereto for the periods ending 5/26/2015 and 7/19/2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $0.00; taxable income of $0.00 and total tax of $0.00

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 7/19/2017.

CEO / Principal
7/19/2017

BOXX, CORP.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 and 2016

BOXX, Corp.
Index to Financial Statements
(unaudited)

BOXX, CORP.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

BOXX, CORP. BALANCE SHEET
(Unaudited)

	2016	2015
Assets		
Current Assets		
Cash	$68.00	$0.00
Total Assets	$68.00	$0.00
Total Liabilities & Stockholder Equity		
Total Liabilities	$0.00	$0.00
Commitments and Contingencies		
Stockholder's Equity		
Preferred Stock, 1,000,000 shares authorized, par value $0.0001, 0 is used and outstanding		
Common Stock, 9,000,000 shares authorized, par value $0.0001, 6,800,000 is used and outstanding	$68.00	$0.00
Total Liabilities and Stockholder's Equity	$68.00	$0.00

BOXX, CORP.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

As prepared by the BOXX, CORP. The Company

	2016	2015
Revenues	$0	$0
Operating expenses	$0	$0
Net income	$0	$0

BOXX, CORP.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

As prepared by BOXX, CORP. The Company

	Preferred Stock		Common Stock			
	Shares	Amount	Shares	Amount	Retained Earnings	Total Stockholder's Equity
Inception	$ -	$ -	$ -	$ -	$ -	$ -
Founders shares	-	-	6,800,000	68	-	68
Net income	-	-	-	-	-	-
December 31, 2015	-	-	6,800,000	68	-	68
Net income	-	-	-	-	-	-
December 31, 2015	$ -	$ -	$ 6,800,000	$ 68	$ -	$ 68

BOXX, CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

As prepared by BOXX, CORP. The Company

CASH FLOWS FROM OPERATING ACTIVITIES

	2016	2015
Net income	$0.00	$0.00
Net cash used in operating activities	$0.00	$0.00
Cash from financing activities:		
Founders shares	$0.00	$68.00
Cash provided by financing activites:	$0.00	$68.00
Increase (decrease) in cash and cash equivalents	$0.00	$68.00
Cash and cash equivalents, beginning of period	$68.00	$0.00
Cash and cash equivalents, end of period	$68.00	$68.00
Supplemental disclosures of cash flow information:		
Cash paid for interest	$0.00	$0.00
Cash paid for income taxes	$0.00	$0.00

NOTE 1 – NATURE OF OPERATIONS

BOXX, CORP. was formed on May 26, 2015 ("Inception") in the State of Delaware. The financial statements of BOXX, CORP. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sun River, Oregon.

BOXX, CORP. The company designs and engineers electric mobility products, industry technology components and more specifically electric scooters and electric vehicle motors for a global motorized vehicle market place comprised of consumer, commercial and government entities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from sales from product production when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Authorized Stock
We have authorized the issuance of 9,000,000 shares of our common stock with par value of $0.0001.
We have authorized the issuance of 1,000,000 shares of preferred stock with par value of $0.0001.

Upon Inception the Company issued 6,800,000 shares of common stock to its founder.

NOTE 5 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through July 19, 2017 the date of preparation of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

BOXX is pending **StartEngine Approval.**


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0
Investors
$0.00
Raised of $10K - $107K goal
BOXX
CORPORATION
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BOXX

The Electric Smart Scooter

Small OPO | Sunriver, OR | Transportation
Accepting International Investment

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The Award-Winning Scooter That's Fun to Ride and Environmentally Friendly

Invest in BOXX Corp.®

BOXX® is a future electric scooter for today. Featuring modular design, this smart scooter was crafted from the ground up to be easy to maintain and built to last. Our goal was to build a product that is easy to ride, upgrade, and service, and we're now ready to unleash it on the world.

The scooter industry has been relatively stagnant for decades now, with little innovation despite the popularity of the segment. That's why we

decided to shake things up.



Our e-scooter showcases a sleek, futuristic appeal and is great for riding in congested metropolitan cities. But the real innovation is beneath the surface, where our patented technology is on display. We provide a dual-motor, all-wheel-drive train; traction control; ABS braking; and twin in-wheel hub motors.

With this campaign on StartEngine we are aiming to cultivate a community of supporters and investors that believe in our vision. The founding seed product design and engineering prototyping phase I has been completed, and the resulting product has already received widespread acclaim. In fact, we've already allocated over 1,000 orders!

We're offering you the opportunity to invest in the next step for BOXX Corp.® As we begin fulfilling orders and remaking the global e-scooter market, there are many exciting things in store. We'll be telling you those below.

Investment
Common Stock
$2.94 / share | Minimum Investment $294 | When you invest you are betting the company's future value will exceed $20.1M.

Perks
+$294 — Receive a $294.00 rebate on a BOXX ® scooter purchase
+$10,000 — Receive $1,000.00 rebate on a BOXX ® scooter purchase
+$2,500 — Receive $500.00 rebate on a BOXX ® scooter purchase
+$25,000 — Receive a complimentary BOXX ® (model e) scooter
+$50,000 — Receive a complimentary BOXX ® (model M) scooter

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"Present and future markets require responsible innovations, technologies and product(s). We advance commercial, government and consumer industry sectors into clean technology product applications."

- Eric Vaughn Meyers, CEO

About Boxx Corp. and Our Flagship Smart Scooter

BOXX Corp.® is committed to offering vehicles and components of superior design, as well as advanced innovation and remarkable efficiency that supersede industry standards. Lifting conventions, BOXX Corp.® offers remarkable value and practicality to business and personal customers worldwide. Our first product is a clean-technology electric scooter designed to expand the global scooter market's traditional user base.


BOXX


BOXX

The two-wheeled scooter market is the largest transportation market globally. Despite this, the scooter segment has been largely absent of innovation and product advancement over the last four decades. That's where BOXX Corp.® comes in...

The scooter market is in prime position for the new products and industry-evolving technology that we've developed. Specifically, the scooter industry is ready to embrace electrification.

That's why we decided to start with the basics. We developed our one-of-a-kind, patented technology by taking the traditional scooter and distilling it to its purest form. In doing so, we have developed new drive-train technologies and manufacturing advances that will forever change the scooter market overall.

With the founding seed product design and engineering prototyping completed, the heavy lifting is over. We're now looking for investors like you who can help us meet our initial demand and to continue evolving our revolutionary technologies and products.

BOXX Corp.'s Accomplishments Thus Far...

With Phase I completed, Boxx Corp.® has already accomplished a significant amount... We currently have:

- Production-ready BOXX® Scooter
- Extraordinary press accolades
- Brand market acceptance
- Sales-ready distributors and retailers

But all of this is just the beginning...





Having completed our seed round of funding, we have:

- Developed manufactured BOXX® product prototypes
- Obtained international industry technology patents and trademarks
- Created a manufacturing supply chain
- Taken orders for deliveries and distribution

An investment in our campaign gives you the opportunity to own part of our company and will allow us to raise capital for our planned Phase II. During this phase, we will purchase a batch of product inventory for and delivery. From there BOXX Corp.® will then begin generating profitable revenues and expanding its product offerings.

BOXX Corp.® In The Press


WIRED
JONATHAN IVE
T3
iPad3
GQ

Throughout Phase I, Boxx Corp.® has been able to generate an incredible amount of interest in and excitement about our one-of-a-kind, environmentally friendly e-scooter...

- T3 Magazine Top-100 Products (BOXX #48)
- Monocole Magazine Top-25 Global Products (BOXX #9)
- Silicon Valley Top Business Models (2nd Place)
- Gold Spark International Product Design Award
- Popular Mechanics Top-6 Scooters
- State Technology Grant
- Wired Magazine, Stuff Magazine, Fast Company, GQ, Top Gear
- Discovery Channel Canada, BBC Gadget Man, Tech Toys 360
- Top-10 Scooter Brands (BOXX #7)
- Recognized as a Key Market Major Player
- Sales-Ready Retailers and Distributors

Starbucks Special Edition Coming Soon...

In the coming months, BOXX Corp. is set to unveil special-edition scooters offering first a co-branded Starbucks edition for select stores in some of the world's largest markets.

BOXX: A Top-Ten Scooter Brand

According to rankings compiled by popular auction site Ebay, BOXX® is already ranked as one of the top-ten scooter brands in the world.

INTRODUCING
BOXX®
1 METER
VEHICLE™
INTL PATENTS



An Array of Incredible Features



BOXX
BOXX

- Space efficient and compact
- Highly-visible, large surface are
- Strong and lightweight
- Made from all metal
- Great handling and amazing performance
- Minimal parts and modular components
- No on-board fluids
- Two cargo bays, two bags on board and secured storage
- Indoor or outdoor storage and parking
- Safe to store inside your home or apartment
- 3X less power used and greater power-to-weight ratio
- Requires only drivers license (Mo-ped governed: 45-56 KPH)
- All-surface road terrain capable
- Aerodynamic design (very low vehicle drag coefficient)
- Easy to handle
- Intuitive riding attributes mean that anyone can ride
- A fully capable scooter for primary or secondary personal use
- Minimal operational cost
- Standard household outlet charging
- Environmentally friendly for urban personal transportation

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Taking a Closer Look...

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BOXX
The 1 Meter Vehicle
FULLSIZE ERGONOMICS
Front / Rear GRIPS
CARGO BAYS PRACTICAL
SAFE AND VISIBLE
0 EMISSIONS
AWD PERFORMANCE
6 Minute RECHARGE
600 MPGe ECONOMICAL

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BOXX
The 1 Meter Vehicle
MODULAR UNIT DRIVE® PRODUCT
5ft – 6.5ft / 90 - 300 LBS
OCCUPENT CAPACITY
DRIVE BY WIRE
HANDLE BARS
Multi-Color LED
110 - 220V
CHARGE PORT
One-Piece
UNI-BODY
LIGHTGUARD®
PRODUCT
Front / Rear
Anti-Wheelie
SUSPENSION
DUAL MOTOR
PERFORMANCE

An Industry-Leading Scooter

Our patented technology and OEM components allow BOXX to deliver performance that simply can't be matched by any of our competitors. Specifically, our product is able to offer more speed per kW and more range per kW than any other scooter available in the marketplace today. Moreover, we've cultivated a global supply chain of only the best specialty manufacturers and suppliers.

Make	Model	Battery Size kWh	Motor Size kW	Top Speed km/hr	Base Range km**	High Range km**	MSRP $	Speed Efficiency	Range Efficiency	AWD	Patented Motor
BOXX	Core1	1.02	1.2	48	40	60	3,999	40.2	48.8	Yes	Yes
	Core2*	2.05	1.2	48	80	120	4,745	40.2	48.8	Yes	Yes
e-max	80L	1.50	1.2	45	48	48	3,754	37.5	32.0	No	No
	120S	2.88	3.3	65	75	100	5,319	19.7	30.4	No	No
	90S	1.92	2.0	45	45	60	4,024	22.5	27.3	No	No
	120L	4.99	3.3	65	120	140	2,900	19.7	26.1	No	[illegible]
evolve	Titanium	2.88	5	96.6	80	80	5,400	19.3	27.8	No	[illegible]
	Neon	2.88	3	80.5	80	80	3,900	26.8	27.8	No	No
BRAMMO	Enertia	3.10	13.0	97	68	68	7,995	7.4	21.8	No	No
	Enertia Plus	6.00	13.0	97	129	129	8,995	7.4	21.5	No	No
	Empulse 6.0	6.00	13.0	161	97	97	9,995	12.4	16.1	No	No
	Empulse 8.0	8.00	40.0	161	129	129	11,995	4.0	16.1	No	No
	Empulse 10.0	10.00	40.0	161	161	161	13,995	4.0	16.1	No	No
CURRENT MOTOR	Deluxe	5.76	14.9	65	60	60	7,999	4.4	10.4	No	No
	Economy	3.07	9.0	55	30	30	6,499	6.1	9.8	No	No
	Standard	4.60	13.4	55	40	40	8,995	4.1	8.7	No	No
Average		4.54	12.4	89	83	87	7,269	7.2	18.7	No	No

* Extended Range ** Range based upon average speed, weight and other factors

Environmentally Conscious Proprietary Engineering

Simply put, BOXX® is the industry's most energy-efficient scooter in its class. On average, one of our scooters consumes one-third of the total power consumed by other scooters in the same class. This efficiency pervades every aspect of the scooter's design, right down to the LED lights and the bezel of the vehicle's solar-powered touch screen.

But, what's most incredible is that this energy efficiency is offered, all while the scooter utilizes our patented AWD drive technology, offering full traction and ABS braking...


Energy Efficiency
Average E-Scooter
Average E-bike
BOXX®
Power used at 35mph
0
2,800
12,000
18,000
Watts

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BOXX Corp.'s Commitment to High Standards

From the bottom up, we've designed our e-scooter to exceed virtually every standard in the two-wheeled vehicle industry. Our product fe

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- The best performance-to-weight ratio
- 82% efficiency attained through use of applied power
- Fewer parts, often weld-free and with monolithic assemblies
- Fine material quality and high-tolerance parts
- Redundant function operational systems
- Isolated System Design (ISD™)
- Super-critical, long-life robust design
- Quality manufacturing
- Environmentally friendly manufacture and disposal

BOXX Corp.'s Incredible Patented Technology

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We're immensely proud of the product that we've put together. However, the true value of BOXX Corp.® lies within the the raw technology that we've developed.

In total, **we currently hold 14 patents** on the seven major components of our vehicle. These patents are held in the U.S., E.U., Japan, Brazil, India and China.

These patented technologies are not just for scooters. Our AWD patent is for two *wheeled vehicles* and two electric *motors*. Essentially, **our patents cover industry-wide applications.**

SUN 1.0


MODES
CONTROLLER
SENSOR
LIGHT EMITTING DEVICE
SWITCH
FULL CHARGE
CHARGING
BRIGHT
DIM
1st SIDE
2nd SIDE
GREEN LIGHT
RED LIGHT
OFF
FIG. 19

Our solar-power generation product line.

CUBE 1.0


U.S. Patent
FIG. 1
CONTROL ASSEMBLY
WHEEL SENSORS
PROCESSOR
MEMORY
SPEED RATIO
TURN ANGLE
STEERING ANGLE SENSOR
COMMUNICATION SYSTEM
SERVER
VEHICLE A
VEHICLE B
VEHICLE N
FIG. 10

Our modular / interchangeable electric vehicle / device controller.

HUB 1.0


FIG. 11
CONTROL ASSEMBLY
FIG. 12

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Our advanced in-wheel electric motor.

UI 1.0


FIG. 2
FIG. 3

Our strandardized touch-screen user interface and OS.

CORE


FIG. 8
FIG. 9

Our modular power system product line.

DRIVE®


FIG. 18

Our adaptive all-wheel drive (AWD) control board system.

LIGHTGUARD®


MODES
CONTROLLER
SENSOR
LIGHT EMITTING DEVICE
SWITCH
FULL CHARGE
CHARGING
BRIGHT
DIM
1st SIDE
2nd SIDE
GREEN LIGHT
RED LIGHT
OFF
FIG. 19

Our virtual lane safety system for two-wheeled vehicles.

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About Our Market and Industry

The global scooter market is poised for a major technology and product update as the rate of global urbanization is ever increasing. Driven by population and consumer demands, this market is poised to upgrade old technologies that have largely remained unchanged for decades.

Scooters are the largest market sector of motorized transportation on the globe. This is a significant market entry opportunity for a new brand wi leading product innovation and performance applications designed to meet the needs of a global market that is undergoing modernization.

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As a segment, the scooter market is known for its traditionally robust product margins, global product reach and growth in and during both times of economic recession and expansion. This is a very stable international market space that is ever expanding, and BOXX® is poised to become a new major player in the industry.


BOXX
CORP
®

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Projected Growth for the Global Market

In the years to come, the global market for scooters is expected to grow significantly. With our unique, patented technology, BOXX® can take tremendous advantage of this growth potential. Simply put, our product and our technologies offer something that consumers across the globe will not be able to get anywhere else.



China
CAGR 5%
16,335,000 32,453,000
2014
North America
CAGR 63%
2,753,000 6,695,992
2014 2023
12,002,000 34,982,000
2014 2023
CAGR 9%
Latin America
CAGR 44%
4,829,000 14,978,000
2014 2023
Western Europe
CAGR 50%
6,324,000 14,360,000
2014 2023
Eastern Europe
CAGR 45%
2,946,000 4,530,000
2014 2023
India
CAGR 37%
10,284,269 30,001,008
2014 2023



Cumulative E-Scooter and E-Motorcycle Sales
Global Market, 2011-2017
(Vehicles Millions)
140
120
100
80
60
40
20
2011E 2012 2013 2014 2015 2016 2017
E-Scooter
Scooter
Source: Pike Research

E-Scooters Will Dominate the Market

In the years to come, sales of e-scooters are expected to continue significantly outpacing the sales of ordinary scooters.

This is significant, because scooters overall comprise the largest global transportation market, with growth in that market having been strong over the past decade. In fact, the scooter market has been growing at a rate of about 20% annually.

With this rapid pace expected to continue, it's anticipated that there will be a total of 143 million e-scooters on the world's roadways by 2023. We believe that BOXX® can account for a significant portion of that market.

A True Global Opportunity

The two-wheeled electric vehicle market is experiencing growth that coincides with increasing urbanization across the globe. For this reason, global population is seen as the primary driver of the industry and a key factor to the future success of BOXX Corp.®



Total Population in millions by city size class, 1970, 1990, 2011 and 2025
2,000
1,500
1,000
500
0
833
1,333
1,849
1,966
128
206
365
516
244
456
776
1,129
109
142
283
402
39
145
359
630
Fewer than 500,000
500,000 to 1,000,000
1 to 5 million
5 to 10 million
10 million or more



Rate of Urbanization between 2005 and 2010 by Region
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
North America
Latin America
Western Europe
Eastern Europe
Asia Pacific
Middle East
Africa

Our initial goal is to capture ~1% of the global market, which means annual production of ~100,00 units in our 6 direct, trademarked markets.

Our Sales Forecast



Sales are projected for rapid growth over the first 5 years of production...

We project to have **245% year-over-year growth** for our first three years of operation.

We expect a **137% growth rate in unit sales** over the first 5 years of production.

This growth is only expected to increase as we tap into emerging markets.

Current pre-production orders for BOXX are over 1000 units!

The total value of those initial orders projects to bring in over **$5.6 million in revenue**.

When accounting for all sales inquiries, we could **drop ship over 5,600 units for more than $25.5 million in revenue.**



BOXX® Five Year Sales Forecast
30,000
25,000
20,000
15,000
10,000
5,000
1
2
3
4
5
Production Years

MSRP of **$3845** USD (avg) without add-ons

Typical per unit order revenue is **$4600**

Average packing shipping revenue is **$250**

Market Adjustments*

Upgrades/Utility/Maintenance



BOXX® Unit Economics
Unit Cost
$3,500.00
$3,000.00
$2,500.00
$2,000.00
$1,500.00
$1,000.00

	250 Units	500 Units	1,000 Units	Target at Full Prod
Core 1	$3,063.67	$2,814.73	$2,564.69	$2,346.96
Core 2	$3,739.67	$3,423.13	$3,112.25	$2,839.76
Gross Margin	20.0%	28.0%	37.0%	40.0%

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~$3000/unit at 250 units

~$2500/unit at 500 units

~$2000/unit at 1000 units

Our 2017-2018 Production Schedule Is Already Laid Out



ID	Task Name	Duration	Start	Finish
1	**BOXX M1 Production Plan v1.0**	**322 days**	**Wed 8/1/17**	**Thu 10/24/18**
2	**Tactical**	**25 days**	**Wed 8/1/17**	**Tue 9/4/17**
3	M1 Manufacturing Funds Recieved	0 days	Wed 8/1/17	Wed 8/1/17
4	PDX Ops / Engineering Facility Setup	20 days	Wed 8/8/17	Tue 9/4/17
5	COO Onboarding	0 days	Wed 8/1/17	Wed 8/1/17
6	Director of Engineering Onboarding	0 days	Mon 9/3/17	Mon 9/3/17
7	**M1 Manufacturability Product Development**	**110 days**	**Mon 9/3/17**	**Fri 2/1/18**
8	**CUBE Development**	**110 days**	**Mon 9/3/17**	**Fri 2/1/18**
9	DRIVE System Statement of Work	10 days	Mon 9/3/17	Fri 9/14/17
10	Power & Drive Board Production Design	90 days	Mon 9/17/17	Fri 1/18/18
11	CUBE Harness Documentation	10 days	Mon 1/21/18	Fri 2/1/18
12	Gen 3 Chassis Design	20 days	Mon 10/1/17	Fri 10/26/17
13	CORE Battery Production Pack Development	20 days	Mon 10/29/17	Fri 11/23/17
14	Handlebar Production Design	20 days	Mon 11/26/17	Fri 12/21/17
15	Soft Goods Design (Storage Comps & Control Grip	10 days	Mon 12/24/17	Fri 1/4/18
16	Vehicle Wiring Harness Documentation	15 days	Mon 1/7/18	Fri 1/25/18
17	**Component Tooling**	**143 days**	**Wed 8/8/17**	**Fri 2/22/18**
18	Hub Motor Die Cast Tool	80 days	Wed 8/8/17	Tue 11/27/18
19	Chassis Weldment Fixturing	25 days	Mon 10/29/17	Fri 11/30/18
20	CORE Battery Boot Mold	60 days	Mon 11/26/17	Fri 2/15/18
21	Side Marker Injection Mold Tool	60 days	Mon 12/3/17	Fri 2/22/18
22	Throttle / Brake Grip Tools	30 days	Mon 12/24/17	Fri 2/1/18
23	Under Seat & Front Compartment Boot Tools	30 days	Mon 1/7/18	Fri 2/15/18
24	Body Roller Die Tool	20 days	Mon 1/21/18	Fri 2/15/18
25	**Manufacturing Footprint Development**	**65 days**	**Wed 9/5/17**	**Tue 12/4/17**
26	M1 Process Flow Design	5 days	Wed 9/5/17	Tue 9/11/17
27	M1 Build Station Design	20 days	Wed 9/12/17	Tue 10/9/17
28	M1 Build Station Equipment Procurement	20 days	Wed 10/10/17	Tue 11/6/17
29	M1 Build Station Setup	20 days	Wed 11/7/17	Tue 12/4/17
30	**Pilot Run Component Procurement (25)**	**35 days**	**Mon 2/25/18**	**Fri 4/12/18**
31	BOM Release	5 days	Mon 2/25/18	Fri 3/1/18
32	BOM Purchase (Including Tooled Items)	30 days	Mon 3/4/18	Fri 4/12/18
33	**PDX Pilot Build (25)**	**69 days**	**Mon 4/15/18**	**Thu 7/18/18**
34	Chassis & Suspension Assembly (Tack1)	5 days	Mon 4/15/18	Fri 4/19/18
35	Chassis Wiring (Tack 2)	3 days	Mon 4/22/18	Wed 4/24/18
36	Body & Faceplate Assembly (Tack 3)	3 days	Thu 4/25/18	Mon 4/29/18
37	Handlebar, Seat, & CUBE Assembly (Tack 4)	3 days	Tue 4/30/18	Thu 5/2/18
38	QTY 25 Build Completion (1 Per Day)	25 days	Fri 5/3/18	Thu 6/6/18
39	Build Book Documentation	35 days	Fri 5/10/18	Thu 6/27/18
40	M1 Assembly Validation	50 days	Fri 5/10/18	Thu 7/18/18
41	**Brazil Operations**	**100 days**	**Fri 6/7/18**	**Thu 10/24/18**
42	M1 Build Station Equipment Procurement	20 days	Fri 6/7/18	Thu 7/4/18
43	M1 Build Station Setup	20 days	Fri 7/5/18	Thu 8/1/18
44	Production Run Component Procurement (225)	40 days	Fri 6/7/18	Thu 8/1/18
45	Brazil Production Build (225) (4 Per Day)	60 days	Fri 8/2/18	Thu 10/24/18

Project: Production Plan
Date: Thu 7/12/12

Task · Split · Progress · Milestone · Summary · Project Summary · External Tasks · External Milestone · Deadline

Page 1

Invest in BOXX® Today...



... And Take The Next Step With Us!

The heavy lifting has been done. Our product has already proven itself to leading publications and industry experts; now all we need to do is production.

Your investment will help us to do just that. With our supply chains already in place, we merely need to begin fulfilling the orders that have



already been placed!

But, the start of production is only the beginning of BOXX's story and your investment. In the years to come, we will look to expand our product line and to explore new applications for our patented technology.

It is an exciting time, as we're prepared to take charge of and remake the global e-scooter market. We hope that you'll invest in our vision and come along on this exciting journey with us!

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March 2009



Conception

The idealization of BOXX ® product design and decision to create BOXX ® and company.

March 2010



Phase I Prototyping Program

BOXX Corp. begins Phase I prototyping program.

October 2012



Paris AutoShow 2012

BOXX ® on display. BOXX Corp. web page receives 95M hits.

October 2014

GOLD Spark Design Product Award

BOXX ® Wins GOLD International Product Design Award

January 2015

BOXX Product Press and Accolades

BOXX ® Product receives extensive industry and market demand.

November 2016



BOXX Corp. Completes Phase I Patent Portolio

All Patents and Trademarks are issued.

Summer 2017

StartEngine BOXX ® Production Campaign

We are excited to offer BOXX Corp. to the public.

January 2018



BOXX Corp. Phase II Production Program

BOXX Corp. Begins Phase II product production. (ANTICIPATED)

December 2018



BOXX Corp. Product Deliveries Begin

BOXX ® Production Sales Deliveries begin. (ANTICIPATED)

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In the Press


T3
iPad 3

WIRED
JONATHAN IVE

Stuff
BEST OF BRITISH

GQ

TopGear

MONOCLE

Mashable




ebay

THE WALL STREET JOURNAL. WSJ

Discovery CHANNEL Daily Planet

SHOW MORE

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Meet the Founders




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Eric Vaughn Meyers

Founder / CEO / CTO / Product Design

Eric (Vaughn) Meyers is the principal product designer and design engineer of BOXX 1 Meter Scooter and CEO/CTO founder creator of BOXX Corporation. With over 8 years of multi-disciplinary education, Mr. Vaughn holds degrees over various studies ranging from engineering, business, law, industrial design, product design, philosophy, physics, logic design, computer science, broadcasting and marketing, literature, extending into specialized training and mentor ships. He holds 14 patents and is creator of BOXX Corp IP. Vaughn began a career in Vancouver BC leading him to three time Emmy nominated design work for multiple commercial films and transitioning into product design specialist. Mr. Vaughn prior to BOXX consulted companies in setup and staging, business operations and strategies, branding, sales and marketing, product design, design engineering and technology development practices as a project manager that drives the growth of companies. Born to a Entrepreneurial and successful businessman father, Vaughn is well versed in the creation of developing an sustaining company and product. BOXX, Corp. Positions Held 2009 - Present: - Executive CEO - Executive CTO / CIO - Director: Branding and Marketing - Director: Industrial Product Design - Design Engineer - Project Manager Academic areas of study: - Business: Operations Management, Capital Investment and Corporate Strategies - Product: Industrial Design, Product Development, Branding Marketing, Fine Art Conception - Engineering: Mechanical, Electrical, Architecture, Computer Programming, Manufacturing - Critical Thinking: Literature, Philosophy, Physics, Logic, Economics, Creative, Visualization Awards and Honors: - Awarded Technology Government Grant (but not accepted) - Emmy Nominated Concept Design work. 1999, 2000, 2001 - Awarded 2nd Silicon Valley's Top Business Models - Granted Sole Author 14 International Patents: US, EU, Japan, India, Brazil, China - #48 Top 100 Consumer Products T3 Magazine 2012 - #9 Top 25 Global Products Monocle Magazine 2013 - Gold Spark International Transportation Product Design Award 2014 Publications and Interviews: - Product Features: T3 Magazine, Stuff Magazine, Popular Mechanics (Top 6), Discovery Channel Canada, Tech Toys 360, BBC Gadget Man, Wired Magazine, Fast Company Magazine, GQ Germany Magazine, FHM South Korea Magazine, Wall Street Journal , #7 eBay Top 10 Major Company Scooter Brands (cont.) Education: - 634 college credit hours overall comprised of 3 degrees 4 institutes. - BS 4 year degree 2003: Portland State Arts & Letters: General Sciences - AAS 2 year degree 1996: Lane Community College: Visual Design & Broadcasting - Certificate degree 1998: Vancouver Film School BC Canada: Computer Graphics & Animation - Course Studies 1997: University of Oregon: Physics & Energies Sciences: Solar & Wind Employers: - BOXX Corporation July 2009 - Present - KrownLab Q3 2008, Q2 2017 - ZIBA Industrial Design Jan 2003 - May 2006 - Applied Progressive Design May 2007 - Feb 2008 - Consultant Product Design June 2006 - July 2009 - Consultant Business Dev June 2006 - July 2009 - Consultant Project Manager June 2006 - July 2009 - Gajdecki Visual Effects Dec 1999 - Jan 2001 - Rainmaker Digital Pictures July 1999 - Dec 1999 - KEZI ABC September 1996 - August 1997 Scholarly & Professional Memberships: - SAE Certified CATIA Automotive Engineer Tier II Countries lived and traveled: - US, Canada, Australia, United Kingdom, New Zealand, South Korea, Dubai, France, Spain, Germany, etc.

Brandon Fisher

Director of Engineering

Brandon is an enthusiastic and motivated product engineer that integrates multiple technologies. His work in automotive systems engineering is top notch.
An talented and experienced vehicle engineer with a range in focused techniques specific to advanced engineering practices in vehicles both traditional and electric power-trains, military vehicles and extensive materials engineering, and electronics vehicle systems makes him a very well versed in engineering management, product development and goal achieving manufacturing implementation for the highest quality of engineered product deliverables.

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And the Rest of the Team



Najmeh Habili

Advisor / Investor

A Former Managing Director of Macquarie Capital Investment



Marvin Kau

Advisor / Investor

Regional EB5 Director and extensive business program management



Marcus Taylor

Advisor / Investor

A CEO whom created many UK companies



Justin Boucher

Advisor / Investor

An active self made fund Investor and business manager. Focuses in business operations



Duane Bietz

Investor / Owner

A skilled heart surgeon and product sales marketer and business owner.

Offering Summary

Maximum offering 36,394 shares ($106,998.36)
Minimum offering 3,401 shares ($9,998.94)

Company	BOXX, Corp.
Corporate Address	18160 Cottonwood Rd. #229 Sunriver OR 97707
Description of Business	Electric Scooters, Electric Motors, Consumer Electronics Design and Engineer
Type of Security Offered	Common Stock Equity
Purchase Price of Security Offered	$2.94
Minimum Investment Amount (per investor)	$294.00

BOXX, Corp. (the "Company") is offering up to thirty six thousand three eighty (36,394) shares of its Class A Common Stock on a "best efforts" basis.

The offering may continue until the later of Q3, 2017 (which date may be extended at our option) or the date when all the shares have been sold. The shares will be priced at One Dollar ($2.94) per share during the days of the campaign offering. Our target offering amount is $9,998.94 Thousand Dollars. We will accept investments in excess target amount. Specifically, if we reach the target offering amount of $9,998.94 we may conduct the first of multiple closings of the offering early if we provide notice ab new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Over subscriptions will be allocated on a first come, first served basis.

Perks

+$294.00 — Receive a $294.00 rebate on a BOXX ® scooter purchase

+$2,500 — Receive $500.00 rebate on a BOXX ® scooter purchase

+$10,000 — Receive $1,000.00 rebate on a BOXX ® scooter purchase

+$25,000 — Receive a complimentary BOXX ® (model e) scooter

+$50,000 — Receive a complimentary BOXX ® (model M) scooter

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Updates

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VIDEO TRANSCRIPT (Exhibit D)

Video 1: Tech Toys 360 [4:50]

The moped and scooter are common runabouts found on city streets everywhere. But a new bread of 21st century urban transport is motoring onto the scene. The unusual the futuristic, we are not 50 years into the future and were not moving about a space station, just present day but cruising comfortably in an urban environment. This unusual vehicle is the BOXX. This technology advanced two wheeler s shape answers the origin of the name. Its a BOXX of sorts reminiscent of a CPU or roller board. A slender BOXX at that. This lightweight one meter cruiser performs in stop and go city traffic. Tech Toys 360 Traveled to Portland Oregon to experience the BOXX and find out more about the unique technology. The BOXX gives new meaning to the concept of compact. The creator of this advanced inspired vehicle Eric Vaughn even gave his company the applie name. BOXX, we call it the BOXX the 1 meter vehicle thats basically an electric moped an electronic device that is roadworthy. Eric Vaughn describes his inspiration for the BOXX. The idea of BOXX came to me when I was walking to my studio, I cant ride a bycicle everyday to work cause it depends on how your dressed and what your going to do, so I was just trying to fill a gap that was simple, that I could use, that it is still a roadworthy device and not just some gadget. Technologies and multiple patents run throughout this futuristic vehicle. This is really the first AWD Two Wheeled Vehicle, in this case it makes it easy to ride more stable because of traction control and abs braking and a little more efficency for power for going up hills and over different surfaces. The BOXX is the first all wheel drive scooter in the world. It has two motors embedded in each wheel. We designed the motors. They are the lightest motors in the industry. They have about the same power as a thirty pound motor and our motors weight 10.2 pounds each. The BOXX speeds at over 40 miles per hour. The design of it limits it speed to thirty to meet current moped regulations. One needs just a drivers license to take to the streets. This lightweight 39 inch cruiser performs in stop and go city traffic. This all wheel drive bike has traction control and stability with a 58 to 42 weight ratio and a two to one power to weight ratio allows the vehicle to tackle a fifteen degree incline with a curb weight of a mere 120 lbs. Though designed for urban use, this little powerhouse can go off road too. The suspension is not really designed for a dirtbike, um but it will go a lot of places where other bikes can't given the all wheel drive and the short wheelbase kind of has a jeep effect its really hard to bottom out and it kinda just pops through stuff. Electric motors and lights efficient 110v charger, this little screamer can regain power in as little as an hour with an adaptor. The charge can last eighty to one hundred and twenty miles with additional battery packs that can be removed and charged in doors. It has a touch screen interface um right on top by the handle bars, shows you speed battery power range rpm and also that is where you control your lights, turn signals, drive modes. We decided to modualize all the electronic components into one unit so that if it ever needs servicing or upgrading you just pop that off by hand and send that in and its just a little cube about this big. With the motors placed within the wheels there is significant storage capacity. The BOXX future forward in technology and design is making a bold statement. transportation for the 21st century has arrived.

Video 2: Gadget Man BBC [0.38]

One of the first slaps that shopping delivers to your chops is the naked stress of

Finding a car parking space. Your scooters and your bikes are no use to me.

They lack storage. So what is the solution? This pound little fella.

[On screen Insert: "BOXX electric vehicle 2355 (British pounds price) Approx"]

The BOXX bike. BOXX as in Jamie Foxx. An electric powered storage box.

[On screen insert: " 2 Storage Bays"]

[On screen insert: "30 MPH Top Speed"]

To help me shop I am meeting a progies guru who's views I am unable to endorse

Jimmy Doitty want people to take time over their shopping and know more about what they are buying.

Video 3: BOXX Demo Montage

BOXX Corp

ALL ELECTRIC MOPED

ALL WHEEL DRIVE

TRACTION CONTROL

ABS BREAKING

MODULAR COMPONENTS

50 KM/HR

120 KM RANGE

4 HOUR CHARGING TIME

TWO STORAGE BAYS

FEATURING LIGHTGUARD

THE ONE METER VEHICLE

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
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offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

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